EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below;

Fixed charges are calculated as the sum of: (a) interest costs; and (B) that portion of rental expense that is representative of the interest factor.

	Year Ended December 31,
(in millions)	2013	2012	2011	2010	2009
Fixed charges:
Interest expense	$2	$449	$985	$585	$566
Portion of rental expense which represents interest factor	15	15	15	14	14
Total Fixed charges	$17	$464	$1000	$599	$580
Earnings available for fixed charges:
Pre-tax income (loss)	$1,358	$3,811	$1,044	$(1,726)	$(2,488)
Add: Fixed charges	17	464	1,000	599	580
Total Earnings available for fixed charges	$1,375	$4,275	$2,044	$(1,127)	$(1,908)
Ratio of earnings to fixed charges	81	9	2	*	**

*	Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges by $1,726
**	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges by $2,488